October 17, 2022

VIA EMAIL AND EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	SomaLogic, Inc.

Post-Effective Amendment No. 3 to Registration Statement on Form S-1

Filed September 23, 2022

Commission File No. 333-259954

Dear Sir or Madam:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, SomaLogic, Inc. (the “Company”) hereby requests that the effective date of the above-captioned registration statement (the “Registration Statement”) be accelerated so that such Registration Statement will be declared effective on Tuesday, October 18, 2022 at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.

We respectfully request that the Company be notified of such effectiveness by a telephone call or email to the Company’s counsel, Tyler F. Mark of Bryan Cave Leighton Paisner LLP, who can be reached at (303) 866-0238 or Tyler.Mark@bclplaw.com.

Thank you.

Very truly yours,

SOMALOGIC, INC.

By: /s/ Ruben Gutierrez

Name: Ruben Gutierrez

Title: General Counsel

cc:	Charles D. Maguire, Jr.
Tyler F. Mark
Bryan Cave Leighton Paisner LLP